February 18, 2026

Ahmed Fattouh
Chief Executive Officer
InterPrivate Investment Partners V, Inc.
1350 Avenue of the Americas, 2nd Floor
New York, NY 10019

       Re: InterPrivate Investment Partners V, Inc.
           Draft Registration Statement on Form S-1
           Submitted January 27, 2026
           CIK No. 0002105274
Dear Ahmed Fattouh:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    Jason Simon, Esq.